Exhibit 99.1

NewcelX Announces Successful FDA Pre-IND Meeting with Clear Path Forward for NCEL-101 Toward Starting Clinical Trials for Type 1 Diabetes

FDA feedback supports NewcelX’s planned development strategy for NCEL-101 in combination with Tegoprubart

ZURICH, Switzerland, July 1, 2026 (GLOBE NEWSWIRE) -- NewcelX Ltd. (“NewcelX”; Nasdaq: NCEL), a clinical-stage regenerative medicine company developing stem-cell-derived therapies, announced the successful completion of its Type B Pre-IND meeting with the U.S. Food and Drug Administration (“FDA”). The agency provided constructive feedback and alignment on the Company’s proposed development strategy, providing clarity regarding the regulatory pathway toward launching a clinical trial of NCEL-101 for type 1 diabetes in combination with Eledon Pharmaceuticals’ (Nasdaq: ELDN) anti-CD40L antibody, tegoprubart, an investigational immunomodulatory agent. The meeting results represent a significant milestone toward the clinical development of an innovative treatment paradigm targeting a potential functional cure for type 1 diabetes.

The FDA provided favorable feedback on NewcelX’s Chemistry, Manufacturing, and Controls (“CMC”) processes and preclinical program allowing the Company to proceed toward its Investigational New Drug (“IND”) enabling activities.

Ronen Twito, CEO & Executive Chairman of NewcelX, added, “Coming out of our FDA meeting, we have a well-defined clinical path forward and strengthened confidence in our development approach. We are fully committed to bringing NCEL-101 into the clinic as quickly as possible with the goal of developing a potentially transformative treatment for patients with type 1 diabetes.”

“We are excited to explore the combination of tegoprubart with NewcelX’s advanced islet cell therapy,” added Dr. David-Alexandre Gros, CEO of Eledon Pharmaceuticals. “By combining tegoprubart’s demonstrated ability to protect transplanted tissue with NCEL-101’s cell platform, we are collectively moving closer to a potential fully scalable therapeutic option for individuals living with type 1 diabetes.”

Combining NCEL-101, an enriched stem cell-derived islet product candidate, with Eledon’s anti-CD40L monoclonal antibody, tegoprubart, serving as the cornerstone of a calcineurin inhibitor-free immunosuppressive regimen is designed to enable durable graft survival and function, with the goals of achieving outcomes comparable to donor human islet transplantation. This approach is supported by recently reported results from a 12-patient investigator-initiated study at University of Chicago Medicine in patients with type 1 diabetes, where tegoprubart-based immunosuppression preserved transplanted islet function and maintained durable immune protection.

Tegoprubart has been used as an investigational immunosuppressive agent in more than 100 transplant recipients across studies conducted under multiple FDA-cleared IND applications. This body of clinical transplant experience provides important safety, dosing, and immunologic insights that are directly relevant to islet cell replacement therapies and support the planned advancement of NCEL-101.

NCEL-101, leveraging a differentiated enrichment process, has demonstrated favorable results in preclinical studies and a supportive safety profile with the following qualities:

●	~60% Beta cells co express insulin and NKX6.1

●	MAFA expression, a transcription factor critical for Beta cells maturation and glucose dependent insulin secretion

●	99.98% endocrine lineage, implying minimal, if any, off target non-endocrine population

●	More than 96% of cells are non-proliferative, as donor human islets

About NewcelX

NewcelX is an innovative biopharmaceutical company focused on developing transformative stem-cell-derived therapies for type 1 diabetes. Built on a validated human pluripotent stem cell (hPSC) platform, the company’s lead program, NCEL-101, is designed to restore functional insulin production through scalable, off-the-shelf cell replacement. NewcelX is advancing a comprehensive therapeutic approach for type 1 diabetes integrating cell therapy, immune protection, and translational science to address critical unmet medical needs.

Social Media: LinkedIn, Facebook, X, Instagram
Website: www.newcelx.com

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewcelX is using forward-looking statements when it discusses clinical development of an innovative treatment intended for a potential cure for type 1 diabetes, advancing NCEL-101 into clinical studies with Eledon’s investigational anti-CD40L monoclonal antibody, the planned advancement of NCEL-101, the Company’s expectations concerning its interactions with the U.S. Food and Drug Administration (the “FDA”), the timing, scope and outcome of any FDA feedback, the potential initiation, timing, design and progress of future preclinical studies or clinical trials, the advancement of the Company’s development programs and the regulatory pathway for its product candidate. These forward-looking statements and their implications are based on the current expectations of the management of NewcelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the regulatory pathways that NewcelX may elect to utilize in seeking European Medicines Agency, the FDA, and other regulatory approvals; its ability to drive revenue growth, enhance research and development capabilities, and improve financial performance is subject to uncertainties; that its financial position raises substantial doubt about its ability to continue as a going concern; its ability to maintain listing and effectively comply with the listing requirements of the Nasdaq; changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials, including its expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of its product candidates or whether such trials will be conducted at all; competitive companies, technologies and its industry; the development and commercialization, if any, of any other product candidates that it may seek to develop; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; the scope of protection it is able to establish and maintain for intellectual property rights covering its product candidates and its ability to operate its business without infringing the intellectual property rights of others; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; its ability to establish and maintain strategic partnerships and other corporate collaborations; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; delays in developing or introducing new technologies, products, or applications; competitive pressures that could reduce market share or pricing; the overall global political and economic environment in the countries in which we operate; and security, political and economic instability in the Middle East that could harm its business, including due to the current security situation in Israel. Except as otherwise required by law, NewcelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewcelX.

Investor Contact
KCSA Strategic Communications
Valter Pinto, Managing Director
PH: (212) 896-1254
NewCelX@kcsa.com

Company Contact
Sarah Bazak
InvestorRelations@newcelx.com